EXHIBIT 99.1

Press Release

Fourth quarter and full-year 2018 results

Paris, February 7, 2019 - Total’s Board of Directors met on February 6, 2019, and approved the Group’s 2018 accounts. Commenting on the results, Chairman and CEO Patrick Pouyanné said:

"Benefiting from the rise of oil prices to $71/b on average in 2018 compared to $54/b in 2017, while remaining volatile, the Group reported adjusted net income of $13.6 billion in 2018, an increase of 28%, a return on average capital employed close to 12%, the highest among the majors, and a pre-dividend breakeven below 30 $/b.

These excellent results reflect the strong growth of more than 8% for the Group’s hydrocarbon production, which reached a record level of 2.8 Mboe/d in 2018 and led to a 71% increase in Exploration & Production’s adjusted net operating income. The year was highlighted by the start-up of Ichthys in Australia, Yamal LNG in Russia, deep-water projects Kaombo North in Angola and Egina in Nigeria, as well as the counter-cyclical acquisitions of Maersk Oil and new offshore licenses in the UAE.

In addition, the Group maintained its financial discipline. Net investments were $15.6 billion in 2018, in line with its objective, and $4.2 billion in cost reduction was achieved. Debt-adjusted cash flow (DACF) was $26 billion in 2018, driven largely by the 31% increase in cash flow from Exploration & Production. The Group’s balance sheet was solid with a gearing ratio of 15.5%, below the target limit of 20%.

The Group is continuing to expand along the value chain of integrated gas and low-carbon electricity. With its acquisition of Engie’s LNG assets Total is the second largest publicly-traded player in the LNG business, and its position will be strengthened with the 2019 start-up of the Cameron LNG project. In addition, the Group accelerated its growth in low-carbon electricity, notably with the acquisition of Direct Energie.

In an environment of lower European refining margins, the Downstream relied on the availability of its units and the diversity of its portfolio to generate $6.5 billion of cash flow and profitability of more than 25%. The Group is continuing to implement its strategy for growth in petrochemicals by launching projects in the US, Saudi Arabia, South Korea and Algeria. Total has also continued to expand Marketing & Services in fast-growing areas, notably in Mexico, Brazil and Angola.

Conforming to the shareholder return policy announced in February 2018, the Group increased the 2018 dividend by 3.2% and bought back $1.5 billion of its shares in 2018. Given the solid financial position, which is benefiting from growing cash flow, the Board of Directors confirmed the shareholder return policy for 2019. It plans to increase the interim dividend by 3.1% to 0.66 euros per share, end the scrip dividend option following the general assembly meeting, and continue the share buyback policy in the amount of $1.5 billion in a 60 $/b environment."

[3]

[1] Definitions on page 2

Key figures2

4Q18	3Q18	4Q17	4Q18 vs 4Q17	In millions of dollars, except effective tax rate, earnings per share and number of shares	2018	2017	2018 vs 2017
3,885	4,548	3,359	*+16%*	Adjusted net operating income from business segments	**15,997**	11,936	*+34%*
2,476	2,864	1,805	*+37%*	Exploration & Production	**10,210**	5,985	*+71%*
176	272	232	*-24%*	Gas, Renewables & Power	**756**	485	*+56%*
900	938	886	*+2%*	Refining & Chemicals	**3,379**	3,790	*-11%*
333	474	436	*-24%*	Marketing & Services	**1,652**	1,676	*-1%*
893	865	731	*+22%*	Contribution of equity affiliates to adjusted net income	**3,161**	2,574	*+23%*
38.1%	38.6%	31.8%		Group effective tax rate[3]	**38.7%**	31.1%	
3,164	3,958	2,872	*+10%*	Adjusted net income	**13,559**	10,578	*+28%*
1.17	1.47	1.10	*+6%*	Adjusted fully-diluted earnings per share (dollars)[4]	**5.05**	4.12	*+23%*
1.02	1.26	0.94	*+9%*	Adjusted fully-diluted earnings per share (euros)*	**4.27**	3.65	*+17%*
2,637	2,637	2,536	*+4%*	Fully-diluted weighted-average shares (millions)	**2,624**	2,495	*+5%*
1,132	3,957	1,021	*+11%*	Net income (Group share)	**11,446**	8,631	*+33%*
5,190	6,484	5,103	*+2%*	Investments[5]	**22,185**	16,896	*+31%*
2,483	897	1,467	*+69%*	Divestments[6]	**7,239**	5,264	*+38%*
2,708	6,208	3,638	*-26%*	Net investments[7]	**15,568**	11,636	*+34%*
4,459	2,568	4,442	*+0%*	Organic investments[8]	**12,426**	14,395	*-14%*
211	475	107	*x2*	Resource acquisitions	**4,493**	714	*x6.3*
5,672	7,088	5,955	*-5%*	Operating cash flow before working capital changes[9]	**24,529**	21,135	*+16%*
6,095	7,507	6,233	*-2%*	Operating cash flow before working capital changes w/o financial charges (DACF)[10]	**26,067**	22,183	*+18%*
10,640	5,736	8,615	*+24%*	Cash flow from operations	**24,703**	22,319	*+11%*

* Average €-$ exchange rate: 1.1414 in the fourth quarter 2018 and 1.1810 in 2018.

Highlights since the beginning of the fourth quarter 201811

•        Started up Ichthys LNG and the third liquefaction train at Yamal LNG

•        Started up production at the Egina field in Nigeria

•        Signed MOU with Sempra Energy for development of North American LNG projects

•        Signed concession agreement with ADNOC to launch unconventional gas exploration program in Abu Dhabi

•        Sold a 4% interest in the Ichthys project in Australia

•        Acquired additional 10% interest in the Lapa field in Brazil

•        Entered fuel distribution segment in Brazil

•        Signed an agreement with Sonangol to launch a network of service stations in Angola

2 Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value; adjustment items are on page 11.
3 Tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments - impairment of goodwill. + tax on adjusted net operating income).
4 In accordance with IFRS norms, adjusted fully-diluted earnings per share is calculated from the adjusted net income less the interest on the perpetual subordinated bond
5 Including acquisitions and increases in non-current loans.
6 Including divestments and reimbursements of non-current loans.
7 Net investments = gross investments - divestments - repayment of non-current loans - other operations with non-controlling interests.
8 Organic investments = net investments excluding acquisitions, asset sales and other operations with non-controlling interests.
9 Operating cash flow before working capital changes, previously referred to as adjusted cash flow from operations, is defined as cash flow from operating activities before changes in working capital at replacement cost. The inventory valuation effect is explained on page 14. The reconciliation table for different cash flow figures is on page 12.
10 DACF = debt adjusted cash flow, is defined as operating cash flow before working capital changes and financial charges.
11 Certain transactions referred to in the highlights are subject to approval by authorities or to other conditions as per the agreements.

Analysis of business segments

Exploration & Production

>    Environment - liquids and gas price realizations*

    * Consolidated subsidiaries, excluding fixed margins.

>    Production

Hydrocarbon production was 2,876 thousand barrels of oil equivalent per day (kboe/d) in the fourth quarter 2018, an increase of 10% compared to last year, due to:

•    +12% for start-ups and ramp-ups on new projects, notably Yamal LNG, Ichthys, Fort Hills, Kaombo North and Kashagan.

•    + 2% portfolio effect. The integration of Maersk Oil, as well as the acquisition of an additional 0.5% of Novatek, were partially offset by the expiration of the Mahakam permit at the end of 2017 and the sales of Visund in Norway and Rabi in Gabon.

•    -4% for natural field declines and PSC price effect.

In 2018, hydrocarbon production was 2,775 kboe/d, an increase of more than 8% compared to last year, due to:

•    +9% for start-ups and ramp-ups on new projects, notably Yamal LNG, Moho Nord, Fort Hills, Kashagan, Kaombo Norte and Ichthys.

•    +3%portfolio effect, mainly the addition of Maersk Oil, Al Shaheen in Qatar, Waha in Libya, Lapa and Iara in Brazil as well as the acquisition of an additional 0.5% of Novatek, were partially offset by the expiration of the Mahakam permit at the end of 2017 and the sales of Visund in Norway and Rabi in Gabon.

•    -4% for natural field declines and PSC price effect.

>    Results

 * Details of adjustment items are shown in the business segment information annex to financial statements.

** Tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments - impairment of goodwill + tax on adjusted net operating income).

*** Excluding financial charges.

Exploration & Production adjusted net operating income was:

•    2,476 M$ in the fourth quarter 2018, an increase of 37% compared to a year ago. The Group benefited fully from the increase in hydrocarbon prices and strong production growth.

•    10,210 M$ in 2018, an increase of 71% compared to 2017 for the same reasons and despite a tax rate that increased in line with the increase in hydrocarbon prices.

Operating cash flow before working capital changes was 4.4 B$ in the fourth quarter 2018, an increase of 3% compared to the same quarter last year, partially offset by the decrease in oil prices in Canada, and 19.4 B$ in 2018, an increase of 31% for the reasons above. Exploration-Production generated 10.2 B$ of operating cash flow before working capital changes less organic investments in 2018.

The effective tax rate increased from 41.2% in 2017 to 46.5% in 2018, in line with the increase in oil prices.

Technical costs for the consolidated subsidiaries, calculated in accordance with ASC93212 standards continued decreasing to 18.9 $/boe in 2018, including 5.7 $/boe of Opex, compared to 19.5 $/boe in 2017.

Gas, Renewables & Power

>    Results

 * Detail of adjustment items shown in the business segment information annex to financial statements.

** Excluding financial charges

Adjusted net operating income for the Gas, Renewables & Power segment was 756 M$ in 2018, notably thanks to the good performance of LNG and gas/power trading activities. The acquisitions of Direct Energie and the LNG business of Engie account for the increase in investments to 3.5 B$ in 2018. The increase in working capital related to the consolidation of the acquisitions of Direct Energie and the LNG business of Engie was mainly responsible for the negative cash flow from operations in 2018.

12 FASB Accounting Standards Codification Topic 932, Extractive industries - Oil and Gas

Refining & Chemicals

>    Refinery throughput and utilization rates*

* Includes share of TotalErg, and African refineries reported in the Marketing & Services segment.

** Based on distillation capacity at the beginning of the year.

Refinery throughput:

•      increased by 2% in the fourth quarter 2018 compared to the fourth quarter 2017, thanks to the good availability of the units and their high utilization rate.

•      was stable in 2018 compared to 2017. Lower throughput in Europe linked to planned maintenance, notably at Antwerp during the second quarter, was offset by higher throughput outside Europe.

>    Results

 * Detail of adjustment items shown in the business segment information annex to financial statements.

** Excluding financial charges.

The European Refining Margin Indicator (ERMI) for the Group was 29.1 $/t in the fourth quarter 2018, a decrease of 18% compared to the fourth quarter 2017 and by 21% to 32.3 $/t for the full-year 2018, mainly due to rising crude oil prices. The petrochemicals environment remained favorable in the fourth quarter; although margins in Europe were lower than last year, affected by the higher price of raw materials.

In this context, Refining & Chemicals adjusted net operating income was resilient:

•      900 M$ in the fourth quarter, an increase of 2% compared to the same period last year.

•      3,379 M$ for the full-year 2018, a decrease of 11% compared to the previous year.

Marketing & Services

>    Petroleum product sales

 * Excludes trading and bulk refining sales, includes share of TotalErg.

Petroleum product sales increased by 1% in 2018 compared to 2017. The sale of TotalErg in Italy was offset by higher sales in the rest of the world.

>    Results

 * Detail of adjustment items shown in the business segment information annex to financial statements.

** Excluding financial charges.

Marketing & Services adjusted net operating income was stable in 2018 at 1,652 M$.

Group results

>    Adjusted net operating income from business segments

Thanks notably to the strong performance by Exploration & Production, adjusted net operating income from the business segments was:

•    3,885 M$ in the fourth quarter 2018, a 16% increase compared to the fourth quarter last year.

•    15,997 M$ for 2018, an increase of 34% compared to 2017.

>    Adjusted net income (Group share)

In line with the contribution from the segments, adjusted net income was:

•    3,164 M$ in the fourth quarter 2018, a 10% increase compared to the fourth quarter last year.

•    13,559 M$ for 2018, a 28% increase compared to 2017.

Adjusted net income excludes the after-tax inventory effect, special items and the impact of changes in fair value13.

Total adjustments affecting net income14 were:

•    -2,032 M$ in the fourth quarter 2018, mainly due to a 1.1 B$ inventory effect linked to the decrease in oil prices and notably an impairment on Ichthys related to the sale of a partial interest by the Group.

•    -2,113 M$ for 2018 for the reasons above as well as the impairment of production facilities by SunPower.

13 Details shown on page 11
14 Details shown on page 11 and in the annex to the financial statements.

The effective tax rate for the Group was:

•     38.1% in the fourth quarter 2018, compared to 31.8% a year ago, due to the increase in the effective tax rate for Exploration & Production in line with higher hydrocarbon prices, and the larger contribution of this segment to the Group’s results this quarter.

•     38.7% for 2018, compared to 31.1% for 2017, for the same reasons.

>    Adjusted fully-diluted earnings per share and share buyback

Adjusted earnings per share increased by:

•     6% to $1.17 in the fourth quarter 2018, calculated based on a weighted average of 2,637 million fully-diluted shares, compared to $1.10 in the fourth quarter 2017.

•     23% to $5.05 for 2018, calculated based on a weighted average of 2,624 million fully-diluted shares, compared to $4.12 for 2017.

In the context of the shareholder return policy announced in February 2018, the Group has bought back shares since then, including:

•     on the one hand, the buyback of shares issued in 2018 under the scrip dividend option in order to cancel any dilution related to the exercise of this option: 21.6 million shares repurchased in the fourth quarter 2018 and 47.2 million shares in 2018.

•     on the other hand, the buyback of additional shares : 8.6 million shares repurchased in the fourth quarter 2018 for 500 M$ and 24.7 million shares in 2018 for 1.5 B$.

•     on December 31, 2018, the number of fully-diluted shares was 2,623 million.

>    Divestments - acquisitions

Asset sales:

•     2,101 M$ in the fourth quarter 2018, comprised mainly of the sale of a 4% interest in the Ichthys project in Australia and the sale of the Group’s share of the LNG re-gas terminal at Dunkirk.

•     5,172 M$ in 2018, comprised mainly of the elements above as well as the sale of Joslyn in Canada, Rabi in Gabon, the Martin Linge and Visund fields in Norway, an interest in Fort Hills in Canada, SunPower’s sale of its interest in 8point3, the marketing activities of TotalErg in Italy, the Marketing & Services network in Haiti, and the contribution of the Bayport polyethylene unit in the United States to the joint venture formed with Borealis and Nova in which Total holds 50%.

Acquisitions:

•     350 M$ in the fourth quarter 2018, comprised mainly of the extension of licenses in Nigeria and the acquisition of a network of service stations in Brazil.

•     8,314 M$ in 2018, comprised of the elements above as well as notably the acquisitions of Direct Energie, Engie’s LNG business, the increase in the share of Novatek to 19.4%, interests in the Iara and Lapa fields in Brazil, two new 40-year offshore concessions in Abu Dhabi and the acquisition of offshore assets from Cobalt in the Gulf of Mexico.

>    Net cash flow

The Group’s net cash flow15 was :

•     2,964 M$ in the fourth quarter 2018 compared to 2,317 M$ in the fourth quarter 2017, notably as a result of the 930 M$ decrease in net investments.

•     8,961 M$ in 2018 compared to 9,499 M$ in 2017, as a result of a 3,932 M$ increase in net investments driven by the Group’s strategy of countercyclical acquisitions, partially offset by a 3,394 M$ increase in operating cash flow before changes in working capital.

15 Net cash flow = operating cash flow before working capital changes - net investments (including other transactions with non-controlling interests).

>    Profitability

Return on equity rose to 12.2% for the twelve months ended December 31, 2018, an increase compared to the twelve months ended December 31, 2017.

Return on average capital employed was 11.8% for the twelve months ended December 31, 2018, an increase compared to the twelve months ended December 31, 2017.

TOTAL S.A., parent company accounts

Net income for TOTAL S.A., the parent company, was 5,485 M€ in 2018, compared to 6,634 M€ in 2017.

2019 Sensitivities*

* Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about the Group’s portfolio in 2018. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals.

** Based on a 60 $/b Brent environment

Summary and outlook

Since the start of 2019, Brent has traded around $60/b in a context of oil supply and demand near the record-high level of 100 Mb/d. In a volatile environment, the Group is pursuing its strategy for integrated growth along the oil, gas and low-carbon electricity chains.

The Group has clear visibility on its 2019 cash flow, supported by the strong contribution of project start-ups in 2018 and recent acquisitions.

The Group maintains financial discipline to reduce its breakeven to remain profitable across a broader range of environments. In particular, it is targeting cost reductions of $4.7 billion, projected net investments of $15-16 billion in 2019 and an Opex target of 5.5 $/boe.

In Exploration & Production, production is expected to grow by more than 9% in 2019, thanks to the ramp-ups of Kaombo North, Egina and Ichthys plus the start-ups of Iara 1 in Brazil, Kaombo South in Angola, Culzean in the UK and Johan Sverdrup in Norway. Determined to take advantage of the favorable cost environment, the Group plans to launch projects in 2019, notably including Mero 2 in Brazil, Tilenga and Kingfisher in Uganda and Arctic LNG 2 in Russia.

The Group is pursuing its strategy for profitable growth along the integrated gas and low-carbon electricity chains. Effective 2019, the Group will report the new iGRP segment (integrated Gas, Renewables & Power) which combines the Gas, Renewables & Power segment with the upstream gas and LNG activities currently reported within the Exploration & Production segment.

Affected by an abundance of available products, European refining margins have been very volatile since the start of the year. In 2019, the Downstream will continue to rely on its diversified portfolio, notably its integrated Refining & Chemical platforms in the U.S. and Asia-Middle East as well as its non-cyclical Marketing & Services segment.

In this context, the Group is continuing to implement its shareholder return policy announced in February 2018, by increasing the dividend in 2019 by 3.1%, in line with the objective to increase the dividend by 10% over the 2018-20 period. Taking into account its strong financial position, the Group will eliminate the scrip dividend option from June 2019. Within the framework of its program to buy back $5 billion of shares over the 2018-20 period, the Group expects to buy back $1.5 billion of its shares in 2019 in a 60 $/b Brent environment.

•  •  •

To listen to the presentation in English by CEO Patrick Pouyanne and CFO Patrick de La Chevardière today at 10:00 (London time) please log on to total.com or call +44 (0) 207 192 8338 in Europe or +1 646 741 3167 in the United States (code: 7198797). For a replay, please consult the website or call +44 (0) 333 300 9785 in Europe or +1 917 677 7532 in the United States (code: 7198797).

* * * * *

Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investors Relations: +44 (0)207 719 7962 l ir@total.com

Operating information by segment

>    Exploration & Production

 * Sales, Group share, excluding trading; 2017 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2017 SEC coefficient.

>    Downstream (Refining & Chemicals and Marketing & Services)

 * 2017 data restated.

** Includes share of TotalErg.

Adjustment items to net income (Group share)

Investments - Divestments

Cash flow

Gearing ratio

Return on average capital employed

>    Twelve months ended December 31, 2018

>    Twelve months ended September 30, 2018

>    Twelve months ended December 31, 2017

* At replacement cost (excluding after-tax inventory effect).

This press release presents the results for the full-year 2018 from the consolidated financial statements of TOTAL S.A. as of December 31, 2018 (unaudited). The audit procedures by the Statutory Auditors are underway. The notes to these consolidated financial statements (unaudited) are available on the TOTAL website total.com. This document does not constitute the Annual Financial Report (Rapport Financier annuel) within the meaning of article L. 451.1.2 of the French monetary and financial code (code monétaire et financier).

This document may contain forward-looking information on the Group (including objectives and trends), as well as forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business, strategy and plans of TOTAL. These data do not represent forecasts within the meaning of European Regulation No. 809/2004.

Such forward-looking information and statements included in this document are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future, and are subject to a number of risk factors that could lead to a significant difference between actual results and those anticipated, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, changes in regulations including environmental and climate, currency fluctuations, as well as economic and political developments and changes in business conditions. Certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Neither TOTAL nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Further information on factors, risks and uncertainties that could affect the Group’s business, financial condition, including its operating income and cash flow, reputation or outlook is provided in the most recent Registration Document, the French language version of which is filed by the Company with the French Autorité des Marchés Financiers and annual report on Form 20-F filed with the United States Securities and Exchange Commission ("SEC").

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL. In addition to IFRS measures, certain alternative performance indicators are presented, such as performance indicators excluding the adjustment items described below (adjusted operating income, adjusted net operating income, adjusted net income), return on equity (ROE), return on average capital employed (ROACE) and gearing ratio. These indicators are meant to facilitate the analysis of the financial performance of TOTAL and the comparison of income between periods. They allow investors to track the measures used internally to manage and measure the performance of the Group.

These adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as "special items" are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differentials between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as an adjustment item reflects, for some transactions, differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value.

Euro amounts presented for the fully adjusted-diluted earnings per share represent dollar amounts converted at the average euro-dollar (€-$) exchange rate for the applicable period and are not the result of financial statements prepared in euros.

Cautionary Note to U.S. Investors - The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this press release, such as "potential reserves" or "resources", that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File N° 1-10888, available from us at 2, place Jean Millier - Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at our website total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website sec.gov.